EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
DECEMBER 6, 2005
LJ INTERNATIONAL OUTLINES GROWTH STRATEGY
AND PROVIDES 3-YEAR FINANCIAL OUTLOOK
Company Sees CAGR of 22%-25% in Revenues, 38%-42% in Net Income and 30%-35%
in EPS; Sets Goal of Becoming Largest Foreign Jewelry Retailer in China
HONG KONG and LOS ANGELES, December 6, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced details of a strategic outlook report that it will be presenting to key investors in coming days. Highlights of the report include:
•	Total revenues are projected to reach between $155 million and $165 million in 2008, calculated at a compounded annual revenue growth rate (CAGR) of between 22% and 25%

•	Gross margins are expected to rise from 22% in 2005 to at least 30% in 2008, due to the expected growth of the Company’s higher-margin retail revenues.

•	Net income is forecast to rise at a CAGR of between 38% and 42% and EPS on a fully-diluted share between 30% and 35% through at least 2008. EPS in 2008 is projected to be between $0.45 and $0.50 per fully-diluted share, with EBITDA per fully-diluted share ranging from $0.65 to $0.70.

•	ENZO, LJI’s fastest growth driver, is expected to expand from its current 12 stores to 40 stores in 2006, 70 in 2007 and 100 in 2008. ENZO revenues are projected to rise to at least $40 million in 2008 from $2 million in 2005.

•	ENZO is expected to generate positive EBITDA in 2006 and achieve full profitability in 2007.

•	For the fourth quarter of 2005, LJI projects revenues of between $26 million and $27 million, with EPS ranging from $0.07 to $0.08 on a fully-diluted basis. For the full year 2005, it projects revenues of between $89 million and $90 million with EPS of between $0.22 and $0.23 per fully-diluted share.

•	LJI announces its strategic goal of becoming the largest foreign jewelry retailer in China

Yu Chuan Yih, LJI’s Chairman and CEO, commented, “Our very strong early results from ENZO have confirmed our belief that LJI is uniquely positioned to take advantage of the continuing boom in the Chinese economy and the rising wealth of hundreds of millions of the nation’s residents. Unlike most competitors, we have the ability to produce in China and maintain full quality control from mine to market and now directly to the consumer. For these reasons, we believe it is reasonable to set our goal of becoming the largest foreign jewelry retailer in China.”
In a conference call today and other subsequent presentations, LJI will be detailing how the expected course its growth strategy will lead the Company, based on projected revenues for both its wholesale and retail business, between now and 2008. Currently, ENZO has 12 stores in operation, with a mega-store in Macau expected to be opened this month. It plans to have at least 40 stores opened in 2006 and 30 more in each of the following two years, bringing the total number of stores to 100 in 2008. It expects overall ENZO revenues to total about $2 million this year and grow to approximately $40 million in 2008, when they will consist of more than 25% of the Company’s overall revenues.
Because of the much higher gross margin of ENZO’s revenue streams, (50% compared to 21% for its wholesale business), LJI expects overall gross margins for the Company to rise from approximately 22% estimated in 2005 to approximately 30% in 2008. Concurrently, it expects EBITDA — earnings before interest, taxes, depreciation and amortization — to turn positive for ENZO in 2006, with full profitability achieved in 2007.
ENZO China Retail Stores Exceed All Financial and Operational Expectations
LJI’s ENZO China retail stores are exceeding all internal and external expectations. The Company believes this is based on a number of factors, including the rapid market acceptance of the ENZO brand, estimates of future growth in China’s economy and its market for consumer jewelry, worldwide demand for jewelry and key relationships within the country
As LJI reported in November, ENZO is already exceeding its key benchmarks from all perspectives, including brand recognition (recently ranked number two behind Tiffany (NYSE: TIF), prime real estate locations and, of course, financial performance. ENZO generated revenues of $1.4 million for the first nine months of 2005, nearly three months ahead of the Company’s goal of $1.5 million for the full year. Given current trends, ENZO should contribute at least $2 million in 2005. This optimism is further supported by the fact ENZO will receive an added boost this month from its new stores, particularly its ENZO mega-store Grand Opening Event in Macau, Asia’s gaming capital and one of the world’s fastest growing tourist destinations.
LJI Sees Accelerated Growth in Foreseeable Future
Looking ahead at the Chinese economy, LJI expects no significant slowdown in its overall growth or in the growth of its consumer sector. According to Business Week, at the beginning of 2005, China’s overall retail business had risen 15% annually for 20 years, reaching about $624 billion in 2004. According to statistics from the CIA World Fact book and the Hong Kong Trade Development Council, the size of the population in China able to afford luxury goods, such as jewelry, is estimated at 160 million — or more than half the total population of the U.S. China’s overall economy has been growing at an estimated annual rate of 9.5% in 2005, with a growth rate of 13.3% in retail revenues (as opposed to 3.6% and 7.8% respectively, for the U.S.). China’s jewelry market alone is now estimated at $15 billion.
“Uniquely Positioned” in China
LJI sees itself in a uniquely advantaged position in this booming market. As one of the first foreign-based jewelry firms to launch a retail chain in China immediately after the nation’s entry into the World Trade Organization (WTO), LJI is now able to take advantage of its supply-chain logistics — in particular its China-based manufacturing — and its knowledge of China’s retail markets, to expand aggressively amid strong consumer demand for its products. The principal factor holding back its earlier expansion had been a shortage of suitable real estate for new store locations, but it expects this situation to improve significantly in 2006 as the ENZO brand becomes more established. LJI also expects to internally finance ENZO’s continued expansion in the near-term — to at least 35 stores if not more — without the need for outside capital.
Global Growth Seen Staying on Track
In recent years, LJI has consistently recorded overall revenue growth of 20% or more year-over-year. Although the Company does not expect this high rate to continue indefinitely, it does project revenues to grow a minimum of between 10% and 15% through 2008 in LJI’s traditional channels — retail jewelry chains, home shopping channels, department stores and diversified retailers. The Company has established very strong relationships with all three home shopping channels in the U.S., with most of the major retail jewelry chains and with two of the world’s largest retailers. LJI was named “Vendor of the Year” by ShopNBC and its product lines have been recognized by the jewelry industry for design excellence, recently winning the Champion and First Runner-Up awards at the 7th Buyers’ Favorite Jewelry Design Competition in October in Hong Kong. It expects to collect more such honors for its creative team headed by Omar Torres, a designer renowned for his work with Bvlgari and Movado.
Company to Exceed Fourth Quarter and Full-Year Guidance
The Company today is also providing updated guidance for its fourth quarter and full year of 2005. For the fourth quarter ending December 31, 2005, it projects revenues in the range of $26 million to $27 million, compared to revenues of $25 million for the fourth quarter of 2004. For all of 2005, it expects revenues ranging from $89 million to $90 million, compared to $77 million in 2004.
Net income for the fourth quarter is expected to reach between $1.1 million — $1.3 million, or between $0.07 and $0.08 per fully diluted share, up between 32% and 55% from $728,000, or $0.05 per fully diluted share, in the fourth quarter of 2004. Before adjusting for a substantial increase in shares outstanding over the past 12 months, projected EPS in the fourth quarter of 2005 would have been approximately $0.10, up 93% year-over-year. For the full year, the Company expects net income of between $3.1 million and $3.3 million, or between $0.22 and $0.23 per fully diluted share, up 23% from $2.69 million, or $0.22 per fully diluted share, in 2004. Before adjusting for the increased shares outstanding, full-year 2005 EPS would have been $0.27 per fully-diluted share, up 24% from 2004.

Conference Call Information
The Company will conduct a conference call today, December 6, 2005 at 11:00 am EST to discuss today’s press release followed by a Q&A session. The call will be hosted by Yu Chuan Yih, Chairman and CEO, and Betty Ho, Vice President of Corporate Development live via phone by dialing 877-407-8031, or 201-689-8031 for international callers, and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time. The conference call is also available live over the Internet by logging on to the Company’s Website at www.ljintl.com or at www.investorcalendar.com and clicking on to the link for LJ International.
If you would like to be added to LJI’s investor email lists or have additional questions, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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